EXHIBIT 99.1

DANAHER CORPORATION ANNOUNCES $47 PER SHARE RECOMMENDED

CASH TENDER OFFER FOR SYBRON DENTAL SPECIALTIES, INC., AND

INCREASES FIRST QUARTER 2006 SALES AND EARNINGS GUIDANCE

Washington, D.C. and Newport Beach, CA, April 12, 2006 – Danaher Corporation (NYSE: DHR) and Sybron Dental Specialties Inc. (NYSE: SYD) jointly announced today that they have reached a definitive agreement pursuant to which Danaher is to make a cash tender offer to acquire all of the outstanding shares of Sybron Dental for $47.00 per share, for an aggregate price of approximately $2.0 billion, including transaction costs and net of cash acquired, to be followed by a second step cash-out merger at the offer price. In addition, Danaher expects to assume approximately $200 million of debt in connection with the acquisition.

The Board of Directors of Sybron Dental has unanimously recommended that the shareholders of Sybron Dental accept the offer. The offer is subject to customary conditions, including tender of a majority of the outstanding shares into the offer, and the absence of a material adverse change with respect to Sybron Dental. Danaher anticipates completing the offer in the second quarter of 2006.

Sybron Dental Specialties is a leading manufacturer of a broad range of consumables and small equipment for the dental professional, including the specialty markets of orthodontics, endodontics and implantology. Sybron Dental had annual revenues of approximately $650 million in the most recently completed fiscal year.

Danaher’s President and CEO, H. Lawrence Culp, Jr. said “The combination of Danaher and Sybron Dental makes very strong strategic and financial sense. Sybron’s consumables and small equipment offering are a logical extension of Danaher’s existing dental equipment portfolio and will allow us to more broadly serve the dental community. We also believe there are excellent opportunities to strengthen Sybron Dental as well as accelerate its growth with the application of the Danaher Business System. We look forward to working with this talented organization.”

Floyd W. Pickrell, Jr., Chief Executive Officer of Sybron Dental Specialties, said, “We firmly believe the transaction with Danaher serves the best interests of our shareholders and will provide numerous benefits for our employees and customers. Danaher is committed to investing in our business, promoting further innovation in our product development efforts, and enhancing efficiencies in our operations. We believe our combined efforts will help Sybron extend the leadership position we have built in attractive markets throughout the world.”

Credit Suisse Securities (USA) LLC acted as financial advisor to Sybron Dental, and Hughes Hubbard & Reed LLP and Quarles & Brady LLP provided legal counsel to Sybron Dental.

Danaher will hold a brief conference call today at 9:00 a.m. EDT to discuss this transaction. The dial-in number is 877-242-4594 reference ID Code 7940850. A telephone replay will be available by dialing 800-642-1687, ID Code 7940850. The replay will be available through April 19, 2006. The conference call and replay will also be available via webcast in the investor area of www.danaher.com.

Danaher also announced today that revenues for the first quarter of 2006 were $2.14 billion, an increase of 17.4% when compared to the first quarter of 2005. Core revenue growth for the quarter was 7.5%. Earnings per share for the first quarter of 2006 are anticipated to be slightly above the high end of the previously communicated range of $0.61-0.64 per share after accounting for stock option expense.

Danaher Corporation is a leading manufacturer of Professional Instrumentation, Industrial Technologies, and Tools and Components. (www.danaher.com)

Sybron Dental Specialties and its subsidiaries are leading manufacturers of both a broad range of value-added products for the dental profession, including the specialty markets of orthodontics, endodontics and implantology, and a variety of infection prevention products for use by the dental and medical professions.

NOTICE TO INVESTORS: This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Sybron Dental common stock described in this press release has not commenced. At the time the offer is commenced an indirect, wholly owned subsidiary of Danaher will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and Sybron Dental will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Sybron Dental security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.

Statements in this document regarding the proposed acquisition of Sybron Dental, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management’s beliefs, certain assumptions and current expectations. Any statements that are not statements of historical fact (including statements containing the words “believes,” “will,” “plans,” “anticipates,” “expects” and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to satisfy the merger agreement conditions and consummate the transaction, the ability of Danaher to successfully integrate Sybron Dental’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in Danaher’s Annual Report on Form 10-K for the year ended December 31, 2005. Danaher disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Please contact:

Andy Wilson

Vice President, Investor Relations

Danaher Corporation

2099 Pennsylvania Avenue, NW

12th Floor

Washington, D.C. 20006

Telephone: (202) 828-0850

Fax: (202) 828-0860

Bernard J. Pitz

Chief Financial Officer

Sybron Dental Specialties

100 Bayview Circle

Suite 6000

Newport Beach, CA 92660-8915

Telephone: (949) 255-8700